UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Siren ETF Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

2600 Philmont Avenue, Suite 215

Huntingdon Valley, Pennsylvania 19006

Telephone Number (including area code): (215) 914-1970

Name and address of agent for service of process:

Scott Freeze

c/o SRN Advisors, LLC

2600 Philmont Avenue, Suite 215

Huntingdon Valley, Pennsylvania 19006

Copy to:

David W. Freese, Esq.

Morgan, Lewis, & Bockius LLP

1701 Market Street
Philadelphia, Pennsylvania 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes [ X ] No [ ]

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Huntingdon Valley, State of Pennsylvania on the 16th day of December, 2019.

Siren ETF Trust

By:	/s/ Scott Freeze
Name: Scott Freeze
Title: President

Attest:	/s/ Michael Blaszczyk

Name:	Michael Blaszczyk

Title:	Witness